

November 21, 2013

<u>Via Facsimile</u>
Lawrence H. Silber
Interim President and Chief Executive Officer
SMTC Corporation
635 Hood Road
Markham, Ontario, Canada L3R 4N6

     Re: **SMTC Corporation**
             Form 10-K for the Fiscal Year ended December 30, 2012
             Filed March 27, 2013
             Form 10-Q for the Quarterly Period ended June 30, 2013
             Filed August 8, 2013
             Form 10-Q for the Quarterly Period ended September 29, 2013
             Filed November 13, 2013
             File No. 000-31051

Dear Mr. Silber:

     We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period ended June 30, 2013

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 26

1.   We note your disclosure does not indicate that your Principal Financial Officer, or person fulfilling this role, conducted an evaluation of your disclosure controls and procedures. Please amend your filing to revise your disclosure appropriately. Refer to Item 307 of

Regulation S-K. Similar concerns apply to your evaluation of disclosure controls and procedures on page 26 of your Form 10-Q for the quarterly period ended September 29, 2013.

Exhibit 31

2.   It does not appear that you provided a signed certification from your Principal Financial Officer, or the person fulfilling this role. Please amend your filing to provide a signed certification from your Principal Financial Officer, or the person fulfilling this role. Refer to Item 601(b)(31) of Regulation S-K. Similar concerns apply to the certifications included with your Form 10-Q for the quarterly period ended September 29, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief